UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-41752

Perpetuals.com Ltd

5-7-11, Ueno, Taito-ku

Tokyo, Japan 110-0005

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Results of Extraordinary General Meeting of Shareholders of Perpetuals.com Ltd

The Extraordinary General Meeting (the “Meeting”) of shareholders of Perpetuals.com Ltd (the “Company”) was held on April 30, 2026 at 10:00 a.m., Japan Standard Time in Tokyo, Japan. At the Meeting, the shareholders of the Company approved and adopted the resolution as originally proposed: the approval of the reduction of stated capital (“Resolution One”).

A total of 8,402,172 votes, representing approximately 36.81% of the votes exercisable as of March 27, 2026, the record date, were present in person or by proxy at the Meeting. The results of the votes were as follows:

Resolution	For	Against	Abstain
Resolution One	8,319,502	81,540	1,130

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perpetuals.com Ltd

Date: July 6, 2026	By:	/s/ Satoshi Kobayashi
	Name:	Satoshi Kobayashi
	Title:	Co-Chief Executive Officer, Interim Financial Officer and Representative Director (Principal Executive Officer)

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